Exhibit 99.1
News

FOR IMMEDIATE RELEASE
BMO Financial Group Expands Its Wealth Management Capabilities in Asia with the Acquisition of Lloyd George Management
HONG KONG and TORONTO, January 11, 2011 — BMO Financial Group (TSX, NYSE: BMO) announced a definitive agreement today to acquire Hong Kong-based Lloyd George Management (LGM) a firm with approximately US$6 billion in assets under management.
Founded in 1991, LGM is an independent investment manager specializing in Asia and Global Emerging Markets. In addition to Hong Kong, the company has a local presence in London, Singapore, Mumbai and Florida. Across these locations, the company employs more than 80 people in portfolio management and research, client service, administration and compliance including 29 investment professionals.
“The acquisition of Lloyd George provides the scale for further expansion of BMO Asset Management and bolsters our portfolio management capabilities in Asian and emerging markets, allowing us to meet our institutional, private banking, BMO Nesbitt Burns and retail clients’ growing demand for global investment strategies,” said Gilles Ouellette, President and Chief Executive Officer, Private Client Group, BMO Financial Group, and Chairman Bank of Montreal (China) Co. Ltd. “Lloyd George is a highly-respected portfolio manager with deep, experienced investment capabilities. Their strong client focus and research philosophy aligns perfectly with BMO.”
“Over the last two decades, we have built Asia’s leading independent boutique, originally focussed on China and India but now encompassing global emerging and frontier markets,” said Robert Lloyd George, Chairman of LGM. “BMO’s long term commitment to China and the region gives us the opportunity to develop our teams and our products further and to continue to service our investors with performance and professionalism. They are a natural and complementary partner for our existing business and we look forward to developing assets under management together in the future.”

“Wealth management is a key component in BMO’s Greater China strategy. This acquisition will complement our established presence in China, including the recent incorporation of our wholly owned banking subsidiary; our equity interest in Fullgoal Fund Management Co., one of China’s leading fund management companies; and our M&A advisory services,” added Mr. Ouellette. “With the acquisition of a premiere boutique asset manager, we can offer BMO clients access to Emerging Market and Asian asset classes, giving them greater opportunity to capitalize on the growth potential in select global markets, while giving Lloyd George clients access to a broader range of BMO services.”
BMO will extend offers of employment to LGM’s entire team and Robert Lloyd George will remain Chairman of the company, which will continue to operate under the name Lloyd George Management. He will report to Barry McInerney, Head of BMO Asset Management — U.S. & International.
LGM is 72 per cent owned by current and former employees, including Founder and Chairman, Robert Lloyd George. The firm has three external shareholders, including Eaton Vance Corp (Boston). The acquisition is anticipated to close early in the third quarter of fiscal 2011, subject to regulatory and other approvals. The terms of the deal are not being disclosed.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group (TSX, NYSE: BMO) is a highly diversified financial services organization. With total assets of CDN$412 billion as at October 31, 2010, and 38,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions.
About BMO Asset Management
With CDN$55 billion in assets under management as at October 31, 2010, BMO Asset Management operates in Canada, the United States and the United Kingdom, providing the highest standard of investment management services.

For Media Enquiries:
BMO Financial Group
Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
Lloyd George Management
Diane Seymour-Williams, London, dsw@uk.lloydgeorge.com, 44 (0)207 408 7688
For Investor Enquiries: BMO Financial Group
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Terry Glofcheskie, Toronto, terry.glofcheskie@bmo.com, (416) 867-5452
Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet:	www.bmo.com
www.lloydgeorge.com